SIDLEY AUSTIN LLP ONE SOUTH DEARBORN STREET CHICAGO, IL 60603 (312) 853 7000 (312) 853 7036 FAX	BEIJING BOSTON BRUSSELS CHICAGO DALLAS GENEVA	HONG KONG HOUSTON LONDON LOS ANGELES NEW YORK PALO ALTO	SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.
FOUNDED 1866

February 23, 2015

VIA EDGAR SUBMISSION AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:       David L. Orlic

Re:	Hennessy Capital Acquisition Corp.
Amendment No. 5 to Schedule TO-I
Filed February 20, 2015
File No. 005-87838

Dear Mr. Orlic:

On behalf of Hennessy Capital Acquisition Corp. (the “Company,” “Hennessy Capital,” “we,” “our” or “us”), we hereby respond to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated February 20, 2015 (the “Letter”). For ease of reference, the numbered paragraph below corresponds to the numbered comment in the Letter, with the Staff’s comment presented in bold font type. We also are forwarding a copy of this letter via overnight courier. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Amended and Restated Offer to Exchange, dated January 21, 2015 (the “Offer to Exchange”), which was filed as Exhibit (a)(1)(E) to the above-referenced Schedule TO-I.

General

1.	We note that, following consummation of the business combination, you will be required to demonstrate compliance with Rule 5450(a)(2) of the Nasdaq Stock Market. Please provide an analysis as to whether the series of transactions in which you are engaged, which includes the purchase of common stock through the redemption process, has a reasonable likelihood of producing the effect referred to in Rule 13e-3(a)(3)(ii)(B).

Response: We respectfully advise the Staff that, for the reasons set forth below, the Company concluded that Rule 13e-3 (“Rule 13e-3”) promulgated under the Securities

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February 23, 2015

Exchange Act of 1934, as amended (the “Exchange Act”), would not be applicable to the Offer, the Company’s pending redemption offer and proxy solicitation in connection with the Business Combination or any related transactions.

An issuer’s obligation to comply with Rule 13e-3 arises from its engagement in a Rule 13e-3 transaction (or series of transactions) which has a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the following effects:

(A)	causing any class of equity securities of the issuer which is subject to Section 12(g) or Section 15(d) of the Exchange Act to become eligible for termination of registration under Exchange Act Rules 12g-4 or 12h-6 or causing the reporting obligations with respect to such class to become eligible for termination under Exchange Act Rule 12h-6; or suspension under Exchange Act Rule 12h-3 or Section 15(d) of the Exchange Act; or

(B)	causing any class of equity securities of the issuer which is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association.

We determined that Rule 13e-3 was not applicable to the Offer, the Company’s pending redemption offer and proxy solicitation in connection with the Business Combination or any related transactions for the following reasons:

First, prior to and at the time the Offer, the Company’s pending redemption offer and proxy solicitation in connection with the Business Combination and related transactions were commenced, the Company had significantly less than 400 round-lot holders required by Rule 5450(a)(2) of the Nasdaq Stock Market (the “Minimum Holders Rule”). As of January 2, 2015, the record date for the special meeting of Company stockholders relating to the Business Combination, we had 151 total beneficial holders and 119 total beneficial round lot holders of our Shares. In fact, the Company’s failure to gain compliance with the Minimum Holders Rule existed even prior to the parties’ entry into the September 2014 Purchase Agreement with respect to the Business Combination, as the Company first received a deficiency notice from the Nasdaq Stock Market (“Nasdaq”) on August 7, 2014. This deficiency in total round lot holders was well known to the parties to the Business Combination and clearly disclosed in the Company’s preliminary proxy statement and other filings with the Commission prior to the commencement of the Offer, the Company’s pending redemption offer and proxy solicitation in connection with the Business Combination and related transactions. Therefore, the Offer, the Company’s pending redemption offer and proxy solicitation in connection with the Business Combination and related transactions could not be deemed to have “caused” our securities to become delisted since we received a deficiency notice from Nasdaq for failure to comply with the Minimum Holders Rule five months prior to commencing any such transactions and our Shares and Warrants were already eligible for delisting at the time of such commencement.

U.S. Securities and Exchange Commission

February 23, 2015

Second, prior to and at the time the Offer, the Company’s pending redemption offer and proxy solicitation in connection with the Business Combination and related transactions were commenced, the Company had less than 300 record holders of its securities and was therefore eligible to terminate the registration of its Shares and Warrants under Exchange Act Rule 12g-4 and to suspend its obligation to report under Exchange Act Rule 12h-3 and Section 15(d) of the Exchange Act. Pursuant to the Staff’s CD&I 104.01 (Going Private Transactions, Exchange Act Rule 13e-3(a)(3)), a transaction is not deemed to have “caused” a class of securities to become eligible for termination of registration or suspension of the obligation to report if an issuer was already eligible to terminate the registration under Section 12(g) or to suspend the obligation to report under Section 15(d) of the Exchange Act, since the reduction in the number of security holders would not produce the going private effect specified in Exchange Act Rule 13e-3(a)(3)(ii)(A). Accordingly, the Business Combination and related transactions could not be deemed to have “caused” our Shares and Warrants to become “eligible” for termination of registration or suspension of our obligation to report since our Shares and Warrants were eligible for such termination and suspension prior to the commencement of the Offer, the pending redemption offer and proxy solicitation in connection with the Business Combination and related transactions.

Third, the Company did not enter into the Offer, the Company’s pending redemption offer and proxy solicitation in connection with the Business Combination or any related transactions for the purpose of causing the Shares to be delisted from Nasdaq. Rather, the ability of our stockholders to exercise their redemption rights with respect to their Shares in connection with the Business Combination is mandatory pursuant to our existing charter (as would be required by many special purpose acquisition companies, or SPACs), and provides our stockholders the opportunity to redeem their Shares in connection with the Business Combination. In addition, the purpose of the Offer is to provide Warrant holders that may not wish to retain their Warrants following the Business Combination the possibility of receiving a more liquid security and to reduce the potential market overhang on the trading of our Shares created by the significant number of outstanding Warrants.

In addition, the Company intends and desires to remain listed on Nasdaq subsequent to the consummation of the Business Combination and related transactions. The Company is continuing to evaluate all potential options to comply with the Minimum Holders Rule and Nasdaq’s listing requirements, including approaches designed to enable Blue Bird employees to purchase shares of the combined company following the completion of the Business Combination. The Company believes that once the Business Combination occurs, it will be in a better position to meet Nasdaq’s listing requirements and anticipates that Blue Bird’s dealers and other business partners, as well as other investors who do not typically invest in SPACs may have a greater interest in acquiring Company securities once it owns an operating business. We believe the foregoing actions are reasonably likely to preserve the Company’s stockholder base and reduce the risk of being delisted from Nasdaq.

Finally, even in the event that the Company has less than the required number of stockholders upon the closing of the Offer, the Company’s pending redemption offer and proxy solicitation in connection with the Business Combination and related transactions, our appeal hearing in front of the Nasdaq Hearings Panel is scheduled for March 19, 2015, and

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our Shares and Warrants will remain listed on Nasdaq pending any determination by the Panel. The Panel also has discretionary authority to grant us up to 180 days from the date of the delisting letter to regain compliance with Nasdaq’s listing standards. By the time of the hearing date (and after), we would expect the combined company to be in a stronger position to expand its stockholder base via either targeted outreach to investors or via sales of additional securities in a private or public offering.

For the foregoing reasons, we do not believe the Offer, the Company’s pending redemption offer and proxy solicitation in connection with the Business Combination or any related transactions will have a reasonable likelihood of causing, either directly or indirectly, any of the effects described in Rule 13e-3(a)(3)(ii) under the Exchange Act.

*  *  *  *  *

If you have any questions regarding the foregoing, please contact the undersigned at (312) 853-2071.

Very truly yours,

/s/ Michael P. Heinz

Michael P. Heinz

cc:	Daniel J. Hennessy, Hennessy Capital Acquisition Corp.
Peter H. Ehrenberg, Esq., Lowenstein Sandler LLP